For Period Ending 10/31/06
File No. 811-08690

Item 77C. Submission of matters to a vote of security holders

Pursuant to a written consent, dated May 1, 2006, MassMutual, in its capacity as the majority shareholder of the MassMutual Premier Value Fund, MassMutual Premier Core Growth Fund, MassMutual Premier Discovery Value Fund, MassMutual Premier Small Capitalization Value Fund and MassMutual Premier Small Company Opportunities Fund, approved the Investment Sub-Advisory Agreements between MassMutual and OFI Institutional Asset Management, Inc. for each Fund in the form attached to the Information Statement dated April 10, 2006.

Item 77E. Legal Proceedings

On November 6, 2003, the MassMutual Prime Fund (now known as the MassMutual Premier Money Market Fund), the MassMutual Core Bond Fund (now known as the MassMutual Premier Core Bond Fund) and the MassMutual Balanced Fund (now known as the MassMutual Premier Balanced Fund) were each named as a defendant in an adversary proceeding brought by Enron Corp. (“Enron”), as debtor and debtor-in-possession, in the U.S. Bankruptcy Court for the Southern District of New York, in connection with Enron’s Chapter 11 bankruptcy proceeding (In re Enron Corp.). On October 18, 2005, the MassMutual Short-Term Bond Fund (now known as the MassMutual Premier Short-Duration Bond Fund) and the MassMutual Diversified Bond Fund (now known as the MassMutual Premier Diversified Bond Fund) were named as additional defendants in In re Enron Corp. Enron alleges that the dozens of parties named as defendants, including these Funds and certain affiliates of these Funds and MassMutual, were initial transferees of early redemptions or prepayments of Enron commercial paper made shortly before Enron’s bankruptcy in December 2001, or were parties for whose benefit such redemptions or prepayments were made, or were immediate or mediate transferees of such redemptions or prepayments. It is alleged that these Funds and the other defendants urged Enron to make these prepayments or redemptions prior to the stated maturity of the commercial paper and contrary to the terms of the commercial paper’s original issuing documents, that the transactions depleted Enron’s estate, and that they had the effect of unfairly preferring the holders of commercial paper at the expense of other general unsecured creditors. Enron seeks to set aside each of these transactions and recover these payments, plus interest and court costs, so that all similarly situated creditors of Enron can equally and ratably share the monies.

While these Funds believe that they have valid defenses to all claims raised by Enron, these Funds cannot predict the outcome of this proceeding. The amounts sought to be recovered from the Money Market Fund, the Balanced Fund, the Core Bond Fund, the Short-Duration Bond Fund and the Diversified Bond Fund, plus interest and Enron’s court costs, are approximately $9.7 million, $5.5 million, $3.2 million, $1.3 million and $890 thousand, respectively. If the proceeding were to be decided in a manner adverse to these Funds, or if these Funds enter into a settlement agreement with Enron, the payment of such judgment or settlement could have a material adverse effect on each Fund’s net asset value. To remove any doubt that the Money Market Fund will be able to maintain a net asset value of $1.00 per share due to this proceeding, the Money Market Fund and MassMutual have entered into an indemnification agreement whereby MassMutual has agreed to indemnify the Money Market Fund, to the extent necessary, in order for the Money Market Fund to maintain a net asset value of $1.00 per share, in the event that any liability is incurred or settlement payment is made by the Money Market Fund in connection with this proceeding.

Item 77O. Transactions Effected Pursuant to Rule 10f-3

MassMutual Premier High Yield Fund (Series 11)

On April 13, 2006, Registrant purchased 14,500 bonds issued by Packaging Dynamics at a price of $100 per bond, amounting to a $1,450,000.00 aggregate purchase price. Jefferies & Company, an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. Deutsche Bank Securities Inc. was the broker from whom the Fund purchased bonds.

MassMutual Premier Diversified Bond Fund (Series 17)

On April 13, 2006, Registrant purchased 6,250 bonds issued by Packaging Dynamics at a price of $100 per bond, amounting to a $625,000.00 aggregate purchase price. Jefferies & Company, an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. Deutsche Bank Securities Inc. was the broker from whom the Fund purchased bonds.